Exhibit 99

June 12, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

Please find enclosed a media statement issued by the Bank in response to the repeated false, malicious and defamatory allegations and insinuations being made by the trustees of Lilavati Kirtilal Mehta Medical Trust (LKMMT) against the Bank and its MD and CEO.

You are requested to kindly take the above on your record.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary &

Group Head – Secretarial & Group Oversight

CIN: L65920MH1994PLC080618 Email: shareholder.grievances@hdfcbank.com Website: www.hdfcbank.com	HDFC Bank Limited, HDFC House, H.T. Parekh Marg 165-166, Backbay Reclamation, Churchgate, Mumbai- 400020 Tel.:022-66316000

Media Statement

June 11, 2025

HDFC Bank Limited is issuing this statement in response to the repeated false, malicious and defamatory allegations and insinuations being made by the trustees of Lilavati Kirtilal Mehta Medical Trust (LKMMT) against the Bank and its MD & CEO.

We reiterate our unequivocal, categorical and unambiguous denial and condemnation of these egregiously malicious, false and defamatory allegations and insinuations.

We would like to make it abundantly clear that:

a.	The allegations and insinuations made by the trustees are devoid of any iota of truth whatsoever. Neither the Bank nor its MD & CEO have engaged in any activity that is illegal, unethical or improper.

b.	We are fully compliant with the laws of the land and follow the highest standards of governance and ethics.

c.	The content, timing and manner of allegations demonstrate the devious objective of preventing the Bank from carrying out its legal mandate of recovery and enforcement.

d.	The Bank reiterates that it has commenced the process of taking legal action permissible under law to vindicate its position.

We reserve all rights to pursue appropriate legal remedies including but not limited to recovery, enforcement and defamation proceedings against the erring parties.

The Bank does not see any necessity to respond/clarify on daily basis in respect of such baseless, frivolous and malicious campaign initiated by the Mehta family through LKMMT, which is done with a sole purpose of maligning the image/reputation of the Bank and its MD & CEO.

Members of the public and media are urged to exercise their critical judgement in reporting or amplifying the unsubstantiated allegations and insinuations. These malafide efforts are aimed to bring to disrepute one of India’s finest banks and its leader.

We are concerned about all our stakeholders and are on the verge of taking strong legal actions as per expert advice, against those who are initiating these baseless allegations with malafide and ulterior motives or involved in propagating the same.

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai – 400 013